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                                                                    EXHIBIT 99.1


                           PENTON MEDIA, INC. ADOPTS
                            STOCKHOLDER RIGHTS PLAN


FOR IMMEDIATE RELEASE                        Contact: Joseph G. NeCastro
                                             Chief Financial Officer
                                             Penton Media, Inc. (216)931-9770



CLEVELAND, OHIO, June 9, 2000 -- Penton Media, Inc. (NYSE:PME-news) announced today that its board adopted a stockholder rights plan that provides for rights to be issued to stockholders of record on June 27, 2000.

According to Thomas L. Kemp, Chief Executive Officer of Penton Media, Inc., "Our board carefully considered the rights plan, which was not adopted in response to any pending takeover or proposed change in control of the Company. The rights plan is intended to protect the Company and its stockholders from takeover bids that are inconsistent with the interests of the Company and its stockholders. The adoption of a stockholder rights plan has become common practice in major corporations and helps to ensure that all stockholders receive the best price and are treated equally in the event of a takeover."

Under the plan, the rights will initially trade together with Penton Media, Inc. common stock and will not be exercisable. In the absence of further board action the rights generally will become exercisable and allow the holder to acquire Penton Media, Inc. common stock at a discounted price if any person or group acquires 20 percent or more of the outstanding shares of the Company's common stock. Rights held by the persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, after the rights become exercisable, the Penton board may, at its option, effect an exchange of part or all of the rights -- other than rights that have become void -- for shares of Penton Media, Inc. common stock. Under this option, Penton Media, Inc. would issue one share of common stock for each right, subject to adjustment in certain circumstances.

The Penton board may, at its option, redeem all rights for $0.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire June 27, 2010, unless earlier redeemed, exchanged or amended by the Penton board.

The issuance of the rights is not a taxable event, will not affect Penton Media, Inc.'s reported financial condition or results of operations (including earnings per share) and will not change the manner in which Penton Media, Inc. common stock is currently traded.

Penton Media, Inc. (NYSE:PME-news) is a leading diversified business media company that produces market-focused magazines, Web sites, trade shows and conferences, Penton serves the
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Internet/broadband; natural products/food/retail; manufacturing;
electronics/design/engineering; management; supply chain/aviation; government/compliance; mechanical systems/construction; and leisure/hospitality markets. For more information, visit www.penton.com.


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